Exhibit 99.1

Santiago, February 25, 2015
GG/023/2015

Mr. Carlos Pavez Tolosa
Superintendent
Superintendecy of Securities and Insurance
Present

REF.: MATERIAL EVENT NOTICE

From your consideration:

Pursuant to Article 9 and the second subparagraph of Article 10 of the Law No. 18.045, to the General Character Norm No. 30 and to Chapter 18-10 of the Updated Compilation of Norms of the Superintendency of Banks and Financial Institutions (Recopilación Actualizada de Normas), I hereby report the following MATERIAL EVENT:

On this date, CorpBanca acquired 73,609 shares of Recaudaciones y Cobranzas S.A., and CorpBanca’s subsidiary, Corpbanca Asesorías Financieras S.A., acquired one share of the same company, as a result of which CorpBanca became the owner, directly and indirectly, of 100% of the share capital of Recaudaciones y Cobranzas S.A.

Recaudaciones y Cobranzas S.A. was acquired from Corp Group Service S.A. and Inversiones CorpGroup Interhold Limitada, for an amount to be paid of Ch$488,000,000.

In consideration of the above and as agreed at the Board of Directors meeting of CorpBanca held in January, 2012, Recaudaciones y Cobranzas S.A., whose business is the judicial and extrajudicial collection of credits, was incorporated as a subsidiary of the Bank, under the terms set forth in letter b) of Article 70 and Article 72, both of the General Banking Law.

The corresponding authorization was granted by the Superintendency of Banks and Financial Institutions on January 21, 2015.

Sincerely,

Cristian Canales Palacios
Acting CEO